UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: ___________

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

                       For Period Ended: December 31, 2003

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:___________________

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-- REGISTRANT INFORMATION

Full Name of Registrant:          Temecula Valley Bancorp Inc.

Former Name if Applicable:        N/A

Address of Principal Executive Office
(Street and Number):              27710 Jefferson Ave., Suite A-100

City, State and Zip Code:         Temecula, CA 92590


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)      The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort and expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Donald A. Pitcher                     (800) 939-3736
       (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                           [ ] Yes [X] No
       Registrant's 10-KSB for fiscal year end 2002 was slightly delayed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                    [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since Temecula Valley Bank, N.A. (the "Bank") opened in December 1996, it has consistently, from year to year, had substantial growth in assets, earnings and deposits. For the Bank and its parent, Temecula Valley Bancorp Inc. (on a consolidated basis, the "Company") for 2003, net income was $7,854,339 or $1.00 per basic share and $0.89 per diluted share. For 2002, net income was $4,191,054, or $0.57 per basic share and $0.50 per diluted share and for 2001 it was $1,803,581 or $0.28 per basic share and $0.25 per diluted share. The Company sold $15,928,355 of the unguaranteed portion of SBA 7A loans in 2003, which added $1,877,886 to net income after tax for 2002. We sold $12,573,043, which added $1,232,355 to net income after tax, and in 2001, we sold $5,933,122 which added $553,457 to net income after tax. The return on average assets was 2.04% for 2003 compared to 1.68% in 2002 and 1.15% in 2001. The return on average equity was 31.84% for 2003 compared to 24.14% for 2002 and 14.82% for 2001. Net interest income was $19,007,738 in 2003 compared to $13,431,236 in 2002 and $9,287,803 in 2001. Net interest margins were 5.69%, 6.25% and 6.74% for years ended 2003, 2002 and 2001, respectively. The loan-to-deposit ratio at December 31, 2003 was 94.07%, at December 2002 it was greater at 100.78% and at December 31, 2001 it was 86.90%. Loans produced a yield of 7.45% in 2003, 7.99% in 2002 and 9.54% in 2001. Investments, which includes Federal Funds sold, FRB stock and FHLB stock, yielded 1.40% in 2003, 1.87% in 2002 and 3.75% in 2001. Total interest earning assets yielded 7.17% in 2003, 7.71% in 2002 and 8.73% in 2001. The cost of interest bearing deposits was 1.82% in 2003, 1.89% in 2002 and 2.93% in 2001. For 2003, the cost of other borrowings was 4.32% and consisted of FHLB advances, Trust Preferred Borrowings and Federal Funds Purchased. For 2002, the cost of other borrowings was 3.21% and consisted of Federal Funds Purchased, FHLB advances and Trust Preferred Borrowings. No other borrowings were incurred. Non-interest income of $24,417,561 in 2003, $17,895,165 in 2002 and $8,952,309
in 2001 contributed significantly to earnings. Service charges and fees increased from $786,142 in 2001 to $965,067 in 2002 due to increased numbers of accounts, but then decreased to $792,292 in 2003 due to a change in NSF fee methodology in 2002 that decreased NSF fees. Mortgage fees, which are comprised of broker referral income and other fees on mortgage loan originations, increased to $3,882,234 in 2003 from $2,943,730 in 2002 and $2,004,254 in 2001.
SBA loan servicing income increased to $1,693,836 in 2003 from $1,129,328 in 2002 and $339,060 in 2001. The gain on sale of loans was $15,798,959 in 2003 compared to $11,389,023 in 2002 and $4,739,335 in 2001 due to significantly higher SBA and mortgage loan sales. The loan sales consisted primarily of SBA guaranteed and unguaranteed loans and mortgage loans. Non interest expenses are comprised of salaries and benefits, occupancy, furniture and equipment, processing, office expense, professional fees and costs such as legal and auditing, marketing, and regulatory fees. Non-interest expense was $29,121,071 in 2003 compared to $21,800,837 in 2002 and $14,831,513 in 2001. Salaries and
benefits increased from $10,051,392 in 2001 to $14,866,458 in 2002 and to $20,484,132 in 2003. Loan funding expenses were $1,821,324, $1,253,018 and
$499,068 for 2003, 2002 and 2001, respectively. As of December 31, 2003, total assets increased 39% to $431,212,118 compared to $310,506,097 as of December 31, 2002. Total gross loans increased to $346,041,208 as of December 31, 2003, or 39%, compared to $249,848,814 as of December 31, 2002. Deposits grew 42% to $383,487,366 as of December 31, 2003, compared to $269,321,220 as of December 31, 2002. Shareholders' equity increased to $29,683,065 or 51%, as of December 31, 2003 compared to $19,616,203 as of December 31, 2002.

The Company's capital increased 51% to $29,683,065 as of December 31, 2003 compared to $19,616,203 as of December 31, 2002. The Company's equity to assets ratio was 6.9% and 6.3% at December 31, 2003 and 2002, respectively. During September 2003, the Company issued $5,155,000 of junior subordinated debt securities to the Company's wholly owned subsidiary, Temecula Valley Statutory Trust II, ("Trust II"), a Connecticut business trust. The securities have quarterly interest payments with a rate at 3-month LIBOR plus 2.95% for an effective rate of 4.09% as of December 31, 2003, with principal due at maturity in 2033. Trust II used the proceeds from the sale of the securities to purchase junior subordinated debentures of the Company. The Company received $5,000,000 from Trust II upon issuance of the junior subordinated debentures, of which $5,000,000 was contributed to the Bank to increase its capital. The trust preferred debentures are shown as borrowings on the Company's books. During June 2002, the Company issued $7,217,000 of junior subordinated debt securities to the Company's wholly owned subsidiary, Temecula Valley Statutory Trust I, ("Trust I"), a Connecticut business trust. The securities have quarterly interest payments with a rate at 3-month LIBOR plus 3.45% for an effective rate of 4.59% as of December 31, 2003, with principal due at maturity in 2033. The trust used the proceeds from the sale of the securities to purchase junior subordinated debentures of the Company. The Company received $7,217,000 from the trust upon issuance of the junior subordinated debentures, of which $6,789,000 was contributed to the Bank to increase its capital. The trust preferred debentures are shown as borrowings on the Company's books. Total loans were $346,041,208 and $249,848,814 at December 31, 2003 and 2002, respectively. A healthy loan demand resulted in a 8.49% increase in construction lending, a 27% decrease in commercial loans and a 41% increase in real estate lending. Mortgage loans outstanding decreased from $7,734,938 as of December 31, 2002 to $2,541,975 as of December 31, 2003. The Bank mortgage loans originated, including brokered loans of $161,409,182 in 2003, compared with $158,023,525 in 2002 and $121,663,910 in 2001. Sales of mortgage loans totaled $100,800,159 in 2003, compared with $56,752,396 in 2002 and $55,224,847 in 2001. Total non-interest income from the mortgage division was $3,882,234 in 2003, compared with $2,943,730 in 2002 and $2,004,254 in 2001. The servicing portfolio, which consists primarily of SBA loans sold to other investors, being serviced by the Company was $306,251,761 as of December 31, 2003 compared to $177,075,298 as of December 31, 2002. Nonperforming assets consist of nonperforming loans and Other Real Estate Owned (OREO). The Company had $198,861 of non-performing loans as of December 31, 2001, of which $92,895 was guaranteed by the SBA, compared to $1,908,169 of non-performing loans as of December 31, 2002, of which $1,077,597 were government guaranteed. At December 31, 2003, the Company had $4,160,032 of nonperforming loans of which $3,378,401 were government guaranteed. As of December 31, 2001, restructured loans were $153,670 as compared to $1,064,217 at December 31, 2002 and $948,691 at December 31, 2003. Classified assets (consisting of nonaccrual loans, loans graded as substandard or lower and OREO) at December 31, 2003 and 2002 were $3,877,484 and $2,813,738, respectively. Net loan charge-offs for the year ended December 31, 2003 were $431,561, or .14% of average gross loans outstanding, compared to $681,913 or .33% of average gross loans outstanding, for the year ended December 31, 2002. Servicing asset, net, increased to $6,116,679 as of December 31, 2003, compared to $3,763,779 as of December 31, 2002. Rights to future interest income from serviced loans that exceeds contractually specified servicing fees are classified as interest-only strips. Interest-only strips increased to $20,495,511 as of December 31, 2003, compared to $13,120,093 as of December 31, 2002. The cash surrender value of life insurance is bank owned life insurance ("BOLI"). The BOLI death benefit provides key man insurance for the Bank as well as providing coverage for the unaccrued liability in the event of the death of the executive for the executive Salary Continuation Plans ("SCP"). The BOLI had a balance of $5,740,729 at December 31, 2003 compared to $3,983,183 a year earlier. The total death benefit at December 31, 2003 was $9,971,960. The BOLI earnings in 2003, net of mortality cost, were $205,546, compared to $150,929 in 2002. The net earnings of BOLI are tax-free. The SCP expense before tax in 2003 was $531,240 compared to $267,108 in 2002. Deposits increased to $383,487,366 at December 31, 2003 from $269,321,220 at December 31, 2002 and $172,928,225 at December 31, 2001. Demand
deposits comprised over 29% of the deposits in 2003, 31% in 2002 and 36% in 2001, tiered savings over 9% in 2003, 11% in 2002 and 15% in 2001, tiered money market accounts over 8% in 2003, 23% in 2002 and 17% in 2001, NOW accounts comprised 8% in 2003, 7% in 2002 and 9% in 2001 and certificate of deposits over 45% in 2003, 34% in 2002 and 21% in 2001.

                          Temecula Valley Bancorp Inc.
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 2004                        By: /s/ Donald A. Pitcher
                                             ---------------------------
                                                 Donald A. Pitcher
                                                 Executive Vice President
                                                 Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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